SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
Allion Healthcare, Inc.

(Name of Issuer)
Allion Healthcare, Inc.
Brickell Bay Acquisition Corp.
Brickell Bay Merger Corp.
H.I.G. Capital, L.L.C.
H.I.G. Healthcare, LLC
H.I.G. Bayside Debt & LBO Fund II, L.P.
H.I.G. Bayside Advisors II, LLC
H.I.G.-GPII, Inc.
Sami W. Mnaymneh
Anthony A. Tamer
Parallex LLC
Raymond A. Mirra, Jr.

(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
19615103

(CUSIP Number of Class of Securities)

Brickell Bay Acquisition Corp.
Brickell Bay Merger Corp.
H.I.G. Capital, L.L.C.
H.I.G. Healthcare, LLC
H.I.G. Bayside Debt & LBO Fund II, L.P.
H.I.G. Bayside Advisors II, LLC
H.I.G.-GPII, Inc.
Sami W. Mnaymneh
Allion Healthcare, Inc.	Anthony A. Tamer
1660 Walt Whitman Road	1001 Brickell Bay Drive	Parallex LLC
Suite 105	27th Floor	27181 Barefoot Boulevard
Melville, New York 11747	Miami, Florida 33131	Millsboro, Delaware 19966	Raymond A. Mirra, Jr.
Attn: Michael P. Moran	Attn: Brian Schwartz	Attn: Raymond Mirra, Jr.	4 Hook Road
Tel. No.: (631) 547-6520	(305) 379-2322	(610) 586-1655	Sharon Hill, Pennsylvania 19079

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Alston & Bird LLP
One Atlantic Center	Kirkland & Ellis LLP	Fox Rothschild LLP
1201 West Peachtree Street	300 North LaSalle	2000 Market Street
Atlanta, Georgia 30309	Chicago, Illinois 60654	10th Floor
Attention: Steven L. Pottle, Esq.	Attention: James S. Rowe, Esq.	Philadelphia, PA
Justin R. Howard, Esq.	Michael H. Weed, Esq.	Attn: Bradley S. Rodos, Esq.
(404) 881-7000	(312) 862-2000	(215) 299-2180
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$161,260,374.29	$8,998.32

(1)	For purposes of calculating the filing fee only, the transaction value was determined by adding (a) the product of 20,787,548.46 shares of common stock proposed to be acquired in the merger multiplied by the merger consideration of $6.60 per share, plus (b) $1,171,812.50, the amount expected to be paid to holders of outstanding stock options to purchase shares of common stock with an exercise price of less than the merger consideration of $6.60 per share, plus (c) $2,132,354.95, the amount expected to be paid to holders of outstanding warrants to purchase shares of common stock with an exercise price of less than the merger consideration of $6.60 per share, plus (d) $14,520,000.00, the amount expected to be paid to holders of phantom shares, plus (e) certain other related payments estimated to equal $6,238,387.00.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals .00005580 multiplied by the total Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $8,998.32
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Allion Healthcare, Inc.
Date Filed: October 30, 2009

INTRODUCTION
     This Amendment No. 4 to Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): Allion Healthcare, Inc., a Delaware corporation (“Allion”); Brickell Bay Acquisition Corp., a Delaware corporation (“Parent”); Brickell Bay Merger Corp., a Delaware corporation (“Merger Sub”); H.I.G. Capital, L.L.C., a Delaware limited liability company; H.I.G. Healthcare, LLC, a Cayman Islands limited company; H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership; H.I.G. Bayside Advisors II, LLC, a Delaware limited liability company; H.I.G.-GPII, Inc., a Delaware corporation; Sami W. Mnaymneh; Anthony A. Tamer; Parallex LLC, a Delaware limited liability company (“Parallex”); and Raymond A. Mirra, Jr.
     On October 18, 2009, Parent, Merger Sub and Allion entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Allion, and Allion will continue as the surviving corporation (the “Merger”). As a result of the Merger, Allion will be wholly owned by Parent. Under the terms of the Merger Agreement, each share of Allion common stock, par value $0.001 per share, outstanding at the effective time of the Merger (other than shares owned by Parent, Merger Sub, Allion and their respective subsidiaries and holders who have perfected and not withdrawn a demand for appraisal rights) will be cancelled and converted into the right to receive $6.60 in cash, without interest. In connection with the Merger, Parallex and certain other stockholders of Allion are expected to exchange a portion of the shares of Allion common stock held by such stockholders for equity interests in Parent. The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including adoption and approval of the Merger Agreement by a majority of the outstanding shares of Allion common stock entitled to vote on the Merger Agreement.
     Concurrently with the filing of this Amendment No. 4 to Schedule 13E-3, Allion is filing with the Commission a definitive proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act of 1934 (the “Proxy Statement”) relating to a special meeting of stockholders of Allion. At the meeting, stockholders of Allion will consider and vote upon a proposal to adopt and approve the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached hereto as Exhibit (d)(1).
     Pursuant to General Instruction G of Schedule 13E-3, this Amendment No. 4 to Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Amendment No. 4 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all appendices thereto.
     The information contained in this Amendment No. 4 to Schedule 13E-3 and the Proxy Statement concerning Allion was supplied by Allion, and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Amendment No. 4 to Schedule 13E-3 and the Proxy Statement concerning each filing person other than Allion was supplied by each such filing person, and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person.
Item 1. Summary Term Sheet.
Item 1001 of Regulation M-A:
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
Item 2. Subject Company Information.
Item 1002 of Regulation M-A:

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE SPECIAL MEETING—Record Date, Outstanding Voting Securities, Voting Rights and Quorum”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
“MARKET PRICE AND DIVIDEND INFORMATION”

The exact title of each class of the subject equity securities is “Allion Healthcare, Inc. common stock, par value $0.001 per share.”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“MARKET PRICE AND DIVIDEND INFORMATION”

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“MARKET PRICE AND DIVIDEND INFORMATION”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES”
Item 3. Identity and Background of Filing Person.
Item 1003 of Regulation M-A:

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Parties Involved in the Merger”
“DIRECTORS AND EXECUTIVE OFFICERS OF ALLION, THE H.I.G. BUYING GROUP AND THE PARALLEX GROUP”

Allion is the subject company.

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Parties Involved in the Merger”
“DIRECTORS AND EXECUTIVE OFFICERS OF ALLION, THE H.I.G. BUYING GROUP AND THE PARALLEX GROUP”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“DIRECTORS AND EXECUTIVE OFFICERS OF ALLION, THE H.I.G. BUYING GROUP AND THE PARALLEX GROUP”
Item 4. Terms of the Transaction.
Item 1004 of Regulation M-A:

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS”
“THE SPECIAL MEETING”
“THE MERGER AND THE MERGER AGREEMENT”
“APPRAISAL RIGHTS”
“APPENDIX A—Agreement and Plan of Merger”
“APPENDIX C—Voting Agreement”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Purposes and Reasons for the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Rollover Agreements”
“SPECIAL FACTORS—Voting Agreements”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AND THE MERGER AGREEMENT—Treatment of Stock and Equity Awards”
“THE MERGER AND THE MERGER AGREEMENT—Covenants”
“APPENDIX A—Agreement and Plan of Merger”
“APPENDIX C—Voting Agreement”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“APPRAISAL RIGHTS”
“APPENDIX D—Section 262 of the General Corporation Law of the State of Delaware”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Provisions for Unaffiliated Security Holders”

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 1005 of Regulation M-A:

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Parties Involved in the Merger”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Related Party Transactions”
“SELECTED HISTORICAL FINANCIAL DATA”

(b) - (c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Position of HIG, Parent, and Merger Sub as to the Fairness of the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Limited Guarantee”
“SPECIAL FACTORS—Rollover Agreements”
“SPECIAL FACTORS—Voting Agreements”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Related Party Transactions”
“THE MERGER AND THE MERGER AGREEMENT”
“APPENDIX A—Agreement and Plan of Merger”
“APPENDIX C—Voting Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Parties Involved in the Merger”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Effects of the Mergesr”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Rollover Agreements”
“SPECIAL FACTORS—Voting Agreements”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Related Party Transactions”
“THE SPECIAL MEETING—Required Votes”
“THE MERGER AND THE MERGER AGREEMENT”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
“APPENDIX A—Agreement and Plan of Merger”
“APPENDIX C—Voting Agreement”
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 1006 of Regulation M-A:

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Purposes and Reasons for the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Plans for Allion after the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AND THE MERGER AGREEMENT—The Merger”
“THE MERGER AND THE MERGER AGREEMENT—Treatment of Stock and Equity Awards”
“THE MERGER AND THE MERGER AGREEMENT—Payment of Merger Consideration and Surrender of Stock Certificates”
“APPENDIX A—Agreement and Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Purposes and Reasons for the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Plans for Allion after the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Rollover Agreements”
“SPECIAL FACTORS—Voting Agreements”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AND THE MERGER AGREEMENT”
“APPENDIX A—Agreement and Plan of Merger”
“APPENDIX C—Voting Agreement”

Item 7. Purposes, Alternatives, Reasons and Effects.
Item 1013 of Regulation M-A:

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes and Reasons for the Merger”
“SPECIAL FACTORS—Position of the H.I.G. Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Plans for Allion after the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes and Reasons for the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes and Reasons for the Merger”
“SPECIAL FACTORS—Position of the H.I.G. Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Opinion of Allion’s Financial Advisor, Raymond James & Associates, Inc.”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Plans for Allion after the Merger”
“APPENDIX B—Opinion of Raymond James & Associates, Inc.”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes and Reasons for the Merger”
“SPECIAL FACTORS—Effects of the Merger”
“SPECIAL FACTORS—Plans for Allion after the Merger”
“SPECIAL FACTORS—Rollover Agreements”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”
“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
“THE MERGER AND THE MERGER AGREEMENT”
“APPRAISAL RIGHTS”
“APPENDIX A—Agreement and Plan of Merger”
“APPENDIX D—Section 262 of the General Corporation Law of the State of Delaware”
Item 8. Fairness of the Transaction.
Item 1014 of Regulation M-A:

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes and Reasons for the Merger”
“SPECIAL FACTORS—Position of the H.I.G. Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parallex Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Opinion of Allion’s Financial Advisor, Raymond James & Associates, Inc.”
“APPENDIX B—Opinion of Raymond James & Associates, Inc.”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes and Reasons for the Merger”
“SPECIAL FACTORS—Position of the H.I.G. Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parallex Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Opinion of Allion’s Financial Advisor, Raymond James & Associates, Inc.”
“APPENDIX B—Opinion of Raymond James & Associates, Inc.”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Position of the H.I.G. Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parallex Group as to the Fairness of the Merger”
“THE SPECIAL MEETING—Required Votes”
“THE MERGER AND THE MERGER AGREEMENT—Conditions”
“APPENDIX A—Agreement and Plan of Merger”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Position of the H.I.G. Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parallex Group as to the Fairness of the Merger”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Position of the H.I.G. Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parallex Group as to the Fairness of the Merger”
Item 9. Reports, Opinions, Appraisals and Negotiations.
Item 1015 of Regulation M-A:

(a) — (b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Position of the H.I.G. Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Opinion of Allion’s Financial Advisor, Raymond James & Associates, Inc.”
“THE MERGER AND THE MERGER AGREEMENT—Representations and Warranties”
“APPENDIX A—Agreement and Plan of Merger”
“APPENDIX B—Opinion of Raymond James & Associates, Inc.”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Allion Healthcare, Inc. during regular business hours by any interested holder of Allion Healthcare, Inc. common stock or any representative who has been so designated in writing.
Item 10. Source and Amounts of Funds or Other Consideration.
Item 1007 of Regulation M-A:

(a) — (d)	Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
“THE MERGER AND THE MERGER AGREEMENT —Financing of the Merger”
“THE MERGER AND THE MERGER AGREEMENT—Termination Fees; Expenses”
“APPENDIX A—Agreement and Plan of Merger”
Item 11. Interest in Securities of the Subject Company.
Item 1008 of Regulation M-A:

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Parties Involved in the Merger”
“SPECIAL FACTORS—Rollover Agreements”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
“DIRECTORS AND EXECUTIVE OFFICERS OF ALLION, THE H.I.G. BUYING GROUP AND THE PARALLEX GROUP”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“RECENT TRANSACTIONS”
Item 12. The Solicitation or Recommendation.
Item 1012 of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Purposes and Reasons for the Merger”
“SPECIAL FACTORS—Rollover Agreements”
“SPECIAL FACTORS—Voting Agreements”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE SPECIAL MEETING—Required Votes”
“APPENDIX C—Voting Agreement”
(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background of the Merger”
“SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and our Board of Directors”
“SPECIAL FACTORS—Position of the H.I.G. Buying Group as to the Fairness of the Merger”
“SPECIAL FACTORS—Position of the Parallex Group as to the Fairness of the Merger”
“THE MERGER AND THE MERGER AGREEMENT—Representations and Warranties”
“APPENDIX A—Agreement and Plan of Merger”
Item 13. Financial Statements.
Item 1010 of Regulation M-A:
(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SELECTED HISTORICAL FINANCIAL DATA”
“WHERE YOU CAN FIND MORE INFORMATION”
(b)	Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
Item 1009 of Regulation M-A:
(a) — (b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”
“THE SPECIAL MEETING—Revocation of Proxies”
“THE SPECIAL MEETING—Expenses of Proxy Solicitation”
Item 15. Additional Information.
Item 1011 of Regulation M-A:

(b)	Other Material Information. The entirety of the Proxy Statement, including all Appendices thereto, is incorporated herein by reference.
Item 16. Exhibits.
Item 1016 of Regulation M-A:

(a)(1)	Definitive Proxy Statement for the special meeting of the stockholders of Allion Healthcare, Inc. (Incorporated by reference to the Schedule 14A filed with the Commission on December 22, 2009 (the “Proxy Statement”)).

(a)(2)	Form of Proxy Card (Incorporated by reference to the Proxy Statement).
(a)(3)	Form of Letter to Stockholders (Incorporated by reference to the Proxy Statement).
(a)(4)	Form of Notice to Stockholders of Special Meeting (Incorporated by reference to the Proxy Statement).
(b)(1)	Commitment Letter, dated as of October 18, 2009, by and between Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.8 to the Schedule 13D filed by the reporting persons named therein on October 28, 2009.)
(b)(2)	Financing Commitment Letter, dated October 18, 2009, by and between Falcon Strategic Partners III, LP and Brickell Bay Acquisition Corp. (Incorporated herein by reference to Exhibit 99.7 to the Schedule 13D filed by the reporting persons named therein on October 28, 2009.)
(b)(3)	Commitment Letter, dated as of October 30, 2009, by and among Churchill Financial Cayman Ltd., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.11 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(b)(4)	Commitment Letter, dated as of November 2, 2009, by and among Siemens Financial Services, Inc., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.12 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(b)(5)	Commitment Letter, dated as of November 3, 2009, by and among Brown Brothers Harriman & Co., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.13 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(b)(6)	Commitment Letter, dated as of November 13, 2009, by and among TD Bank, N.A., Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.14 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(b)(7)	Commitment Letter, dated as of November 12, 2009, by and among SunTrust Bank, Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.15 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(b)(8)	Commitment Letter, dated as of November 12, 2009, by and among Sovereign Bank, Fifth Third Bank and H.I.G. Bayside Debt & LBO Fund II, L.P. (Incorporated herein by reference to Exhibit 99.16 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(c)(1)	Opinion of Raymond James & Associates, Inc. (Incorporated herein by reference to Appendix B of the Proxy Statement.)
(c)(2)	Materials presented by Raymond James & Associates, Inc. to the Board of Directors on October 18, 2009.[1]
(c)(3)	Materials presented by Raymond James & Associates, Inc. to the Board of Directors on October 16, 2009.[2]
(d)(1)	Agreement and Plan of Merger, dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp., Brickell Bay Merger Corp. and Allion. (Incorporated herein by reference to Appendix A of the Proxy Statement.)
(d)(2)	Equity Commitment Letter, dated October 18, 2009, by and between H.I.G. Bayside Debt & LBO Fund II, L.P. and Brickell Bay Acquisition Corp. (Incorporated herein by reference to Exhibit 99.6 to the Schedule 13D filed by the reporting persons named therein on October 28, 2009.)
(d)(3)	Limited Guarantee, dated October 18, 2009, by H.I.G. Bayside Debt & LBO Fund II, L.P. in favor of Allion Healthcare, Inc. (Incorporated herein by reference to Exhibit 99.9 to the Schedule 13D filed by the reporting persons named therein on October 28, 2009.)
(d)(4)	Form of Voting Agreement, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and the Stockholder named therein. (Incorporated herein by reference to Appendix C of the Proxy Statement.)
(d)(5)	Form of Exchange Agreement with Stockholders other than Parallex, LLC, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and the Stockholder named therein. (Incorporated herein by reference to Exhibit 99.4A to the Schedule 13D filed by the reporting persons named therein on October 28, 2009.)

(d)(6)	Exchange Agreement with Parallex LLC, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Parallex LLC. (Incorporated herein by reference to Exhibit 99.4B to the Schedule 13D filed by the reporting persons named therein on October 28, 2009.)
(d)(7)	Stockholders Agreement, dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp, H.I.G. Healthcare, LLC and the Stockholders named therein. (Incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed by the reporting persons named therein on December 1, 2009.)
(d)(8)	Stockholders’ Agreement, dated April 4, 2008, by and among Allion Healthcare, Inc. and the Stockholders named therein. (Incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Allion Healthcare, Inc. on April 10, 2008.)
(f)(1)	Section 262 of the General Corporation Law of the State of Delaware. (Incorporated herein by reference to Appendix D of the Proxy Statement.)

[1]	Previously filed as an exhibit to the Schedule 13E-3 filed on October 30, 2009

[2]	Previously filed as an exhibit to the Schedule 13E-3 filed on December 1, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

ALLION HEALTHCARE, INC.
By:	/s/ Michael P. Moran
	Name:	Michael P. Moran
	Title:	President and Chief Executive Officer

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

BRICKELL BAY ACQUISITION CORP.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

BRICKELL BAY MERGER CORP.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

H.I.G. Capital, L.L.C.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

H.I.G. HEALTHCARE, LLC
By:	H.I.G. Bayside Debt & LBO Fund II, L.P.
Its: Manager

By:	H.I.G. Bayside Advisors II, LLC
Its: General Partner

By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.
By:	H.I.G. Bayside Advisors II, LLC
Its: General Partner

By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

H.I.G. BAYSIDE ADVISORS II, LLC
By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

SAMI W. MNAYMNEH

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

ANTHONY A. TAMER

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

PARALLEX LLC
By:	/s/ Raymond A. Mirra, Jr.
	Name:	Raymond A. Mirra, Jr.
	Title:	Manager

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2009

/s/ Raymond A. Mirra, Jr.
Raymond A. Mirra, Jr.
POWER OF ATTORNEY
     KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Richard H. Siegel, and each of James S. Rowe and Michael Weed, each of the law firm of Kirkland & Ellis LLP, signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, the Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 on Schedule 13E-3 (the “Schedule 13E-3”) of Allion Healthcare, Inc., a Delaware corporation (the “Company”), any and all amendments thereto, and to file the Schedule 13E-3, any and all such amendments, supplements, exhibits and documents thereto required in connection therewith with the Securities and Exchange Commission; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13E-3 and timely file such form with the United States Securities and Exchange Commission and any stock exchange in which the Common Stock of the Company is listed on, if any; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Exchange Act.
     This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 29th day of October, 2009.
BRICKELL BAY ACQUISITION CORP

By:	/s/ Brian D. Schwartz

Name:	Brian D. Schwartz
Title:	President
H.I.G. HEALTHCARE, LLC
By: H.I.G. Bayside Debt & LBO Fund II, L.P.
Its: Manager
By: H.I.G. Bayside Advisors II, LLC
Its: General Partner

By: H.I.G.-GPII, Inc. Its: Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By: H.I.G. Bayside Advisors II, LLC Its: General Partner

By: H.I.G.-GPII, Inc. Its: Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC

By: H.I.G.-GPII, Inc. Its: Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

H.I.G.-GPII, Inc.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Its:	Vice President and General Counsel

/s/ Sami W. Mnaymneh

Sami W. Mnaymneh

/s/ Anthony A. Tamer

Anthony A. Tamer